

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Troy Rudd
Chief Financial Officer
AECOM
1999 Avenue of the Stars, Suite 2600
Los Angeles, CA. 90067

      Re: AECOM
               Form 10-K for Fiscal Year Ended September 30, 2015
               Filed November 25, 2015
               Response dated January 20, 2016
               File No. 0-52423

Dear Mr. Rudd:

      We have reviewed your response and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>
<u>Critical Accounting Policies, page 39</u>

1. We note your response and draft disclosure you provided in response to comment 2 in our letter dated December 17, 2015. As previously requested, please expand your disclosures to provide investors with an understanding of the specific positive and negative evidence considered for each of the deferred tax assets that are considered not more likely than not to be realized. It should also be clear from your disclosure what specific facts and circumstances would need to occur to reverse the valuation allowances recognized. Please refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Note 1 – Significant Accounting Policies
Revenue Recognition, page75

2. We note your response to comment 5 in our letter dated December 17, 2015, in which you note the presentation is based on the terms of the contracts, while "service" refers to the type of work performed under the contract. Please helps us better understand the components of your revenue recognition accounting policy. Specifically, please tell us the distinction you are drawing between the following portions of your accounting policy:

   - Generally use a cost-to-cost approach when applying the percentage-of-completion method of revenue recognition; and
   - "Service-related contracts, including operations and maintenance services and a variety of technical assistance services, are accounted for over the period of performance, in proportion to the costs of performance".

Note 19- Commitments and Contingencies, page 113

3. We note your response to comment 12 from our letter dated December 17, 2015. Please disclose (1) whether your reasonably possible loss disclosures are on a gross basis or netted with any third party recoveries and (2) your accounting policy for recognizing gain contingencies. Please also confirm to us that you are recognizing your loss and gain contingencies accruals on gross basis.

   You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Tracey Houser, at (202) 551-3736 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction